Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Income	4

Interim Condensed Consolidated Statements of Comprehensive Income	5

Interim Condensed Statements of Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7- 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 14

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2012	2013
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,050	$28,111
Restricted cash	536	320
Trade receivables (net of allowance for doubtful accounts of $165 and $169 as of December 31, 2012 and September 30, 2013, respectively)	16,299	25,129
Other receivables and prepaid expenses	1,785	2,736
Deferred tax assets	2,750	2,053

Total current assets	50,420	58,349

LONG-TERM ASSETS:
Other long-term assets	2,316	3,214
Severance pay fund	10,306	11,368
Capitalized software development costs, net	17,494	19,047
Other intangible assets, net	11,718	10,666
Goodwill	68,087	71,295
Property and equipment, net	2,243	4,236

Total long-term assets	112,164	119,826

Total assets	$162,584	$178,175

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,	September 30,
	2012	2013
		Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,382	$7,601
Employees and payroll accruals	12,496	12,635
Accrued expenses and other liabilities	7,518	7,542
Deferred revenues and customer advances	7,301	8,450

Total current liabilities	31,697	36,228

LONG-TERM LIABILITIES:
Other long-term liabilities	803	1,485
Accrued severance pay	11,645	12,986

Total long-term liabilities	12,448	14,471

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Preferred shares of € 0.01 par value:
Authorized - 1,000,000 shares at December 31, 2012 and September 30, 2013; Issued and outstanding: None at December 31, 2012 and September 30, 2013
Common shares of € 0.01 par value:
Authorized: 54,000,000 shares at December 31, 2012 and September 30, 2013; Issued: 41,007,801 and 41,694,197 shares at December 31, 2012 and September 30, 2013, respectively; Outstanding: 38,679,505 and 39,365,901shares at December 31, 2012 and September 30, 2013, respectively	547	556
Additional paid-in capital	210,047	212,311
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2012 and September 30, 2013	(9,423)	(9,423)
Foreign currency translation adjustments	(4,870)	(499)
Accumulated deficit	(78,697)	(76,316)

Total Sapiens International Corporation N.V. shareholders' equity	117,604	126,629
Non-controlling interests	835	847

Total equity	118,439	127,476

Total liabilities and equity	$162,584	$178,175

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,
	2012	2013
	Unaudited

Revenues	$82,739	$99,185
Cost of revenues	47,384	62,279

Gross profit	35,355	36,906

Operating expenses:
Research and development, net	7,575	9,078
Selling, marketing, general and administrative	19,254	19,270

Total operating expenses	26,829	28,348

Operating income	8,526	8,558
Financial income, net	(385)	(308)

Income before taxes on income	8,911	8,866
Taxes on income	424	654

Net income	$8,487	$8,212

Attributable to non-controlling interests	$23	$29

Net income attributable to Sapiens' shareholders	$8,464	$8,183

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.21	$0.21

Diluted	$0.20	$0.20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Nine months ended September 30,
	2012	2013
	Unaudited

Net income	$8,487	$8,212

Foreign currency translation adjustments	(1,993)	4,354

Comprehensive income	6,494	12,566

Comprehensive income attributable to non-controlling interests	43	12

Comprehensive income attributable to Sapiens' shareholders	6,537	12,578

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED STATEMENTS OF EQUITY (UNAUDITED)
U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in	Treasury	Other Comprehensive	Accumulated	Non- controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests	equity

Balance as of January 1, 2012	39,680,630	$534	$207,930	$(2,423)	$(6,277)	$(90,477)	$960	$110,247

Stock-based compensation	-	-	467	-	-	-	-	467
Stock-based compensation with respect to Harcase acquisition	-	-	241	-	-	-	-	241
Employee stock options exercised	624,658	8	763	-	-	-	-	771
Foreign currency translation adjustments	-	-	-	-	(2,013)	-	20	(1,993)
Net income	-	-	-	-	-	8,464	23	8,487

Balance as of September 30, 2012 (unaudited)	40,305,288	$542	$209,401	$(2,423)	$(8,290)	$(82,013)	$1,003	$118,220

	Common stock		Additional paid-in	Treasury	Other Comprehensive	Accumulated	Non- controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests	equity

Balance as of January 1, 2013	38,679,505	$547	$210,047	$(9,423)	$(4,870)	$(78,697)	$835	$118,439

Stock-based compensation	-	-	699	-	-	-	-	699

Dividend distribution	-	-	-	-	-	(5,802)	-	(5,802)
Employee stock options exercised	686,396	9	1,565	-	-	-	-	1,574
Foreign currency translation adjustments	-	-	-	-	4,371	-	(17)	4,354
Net income	-	-	-	-	-	8,183	29	8,212

Balance as of September 30, 2013 (unaudited)	39,365,901	$556	$212,311	$(9,423)	$(499)	$(76,316)	$847	$127,476

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2012	2013
	Unaudited
Cash flows from operating activities:

Net income	$8,487	$8,212
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,466	5,760
Stock-based compensation	467	699
Compensation associated with acquisition of subsidiary	683	-

Net changes in operating assets and liabilities:
Trade receivables, net	(2,516)	(8,427)
Other operating assets	249	(467)
Trade payables	1,221	1,662
Other operating liabilities	(1,315)	(428)
Deferred revenues and customer advances	726	1,073
Accrued severance pay, net	1,063	198

Net cash provided by operating activities	14,531	8,282

Cash flows from investing activities:

Purchase of property and equipment	(919)	(1,458)
Capitalized software development costs	(2,645)	(3,938)
Restricted cash	125	225

Net cash used in investing activities	(3,439)	(5,171)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

7

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2012	2013
	Unaudited
Cash flows from financing activities:

Proceeds from employee stock options exercised	771	1,574
Dividend distribution	-	(5,802)

Net cash provided by (used in) financing activities	771	(4,228)

Effect of exchange rate changes on cash	(213)	178

Increase (decrease) in cash and cash equivalents	11,650	(939)
Cash and cash equivalents at beginning of period	21,460	29,050

Cash and cash equivalents at end of period	$33,110	$28,111

(a)	Supplemental information and disclosures of non-cash investing activity:

	Property and equipment purchased but not yet paid	$-	$1,324

The accompanying notes are an integral part of the interim condensed consolidated financial statements

8

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 1:	GENERAL

Sapiens International Corporation N.V. (“Sapiens”) and subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) project delivery and implementation of our mission critical solutions using best practices.

The Company's target markets are primarily North America, Israel, United Kingdom, Rest of Europe, and Asia Pacific.

NOTE 2:	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Consolidation:

The interim condensed consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

b.	Unaudited Interim Financial Information:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 20-F of the Company for the year ended December 31, 2012.

The balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements as of that date.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2012, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2013, have been applied consistently in these unaudited interim condensed consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 2:	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:	Fair value of financial instruments

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -     Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -     Unobservable inputs for the asset or liability.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 4:	DERIVATIVES AND HEDGING

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815. Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In the nine-month period ended September 30, 2013, the Company entered into option strategies contracts in the notional amounts of $8,159 that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow.

As of December 31, 2012 and September 30, 2013 the Company had outstanding options and forward contracts, in the notional amounts of $7,520 and $4,297, respectively.

In the nine-month periods ended September 31 2012 and 2013, the Company recorded a profit of $22 and a profit of $302, respectively, with respect to the above transactions, presented in the statements of income as financial income or expense, net.

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

As of September 30, 2013, the Company had a contingent liability to pay royalties of approximately $7,911.

b.	The Company has provided bank guarantees in the amount of $2,004 as security for the rent to be paid for its leased offices. The lease is valid for approximately three years ending in October 2015.

As of September 30, 2013, the Company has provided bank guarantees in the amount of $83 as security for the performance of various contracts with customers and suppliers.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 6:	TAXES ON INCOME

The total amount of net unrecognized tax benefits was $510 and $520 as of December 31, 2012 and September 30, 2013 respectively. The Company accrues interest, relating to unrecognized tax benefits, in its provision for income taxes. As of December 31, 2012 and September 30, 2013 accrued interest related to uncertain tax positions amounted to $184 and $258, respectively.

The main reason that the effective tax rate is lower than that of the statutory tax rate is due to utilization of carried forward tax losses for which valuation allowance was provided, offset by nondeductible expenses.

NOTE 7:	EQUITY

a.	A summary of the stock option activities in nine-month period ended September 30, 2013 is as follows:

	Nine-month ended September 30, 2013
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	4,220,809	2.21	3.91	7,562
Granted	448,000	5.05
Exercised	(686,396)	2.29
Expired and forfeited	(90,214)	2.05

Outstanding at September 30, 2013	3,892,199	2.39	3.44	14,254

Exercisable at September 30, 2013	2,559,822	1.65	2.59	11,256

The weighted average grant date fair values of the options granted during the nine months ended September 30, 2013 were $2.45.

The total intrinsic value of options exercised during the nine months ended September 30, 2013 was $2,147.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 7:	EQUITY (Cont.)

The options outstanding under the Company's stock option plans as of September 30, 2013 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	September 30,	contractual	exercise	September 30,	Options
exercise price	2013	Term	price	2013	Exercisable
		(Years)	$		$

0.85-1.35	1,703,775	1.73	1.24	1,703,775	1.24
1.4-1.45	270,000	2.43	1.45	187,500	1.45
1.63	209,745	4.73	1.63	193,980	1.63
2.09-2.41	267,808	6.54	2.32	214,001	2.30
2.48-2.85	303,500	4.18	2.85	103,500	2.84
3.6-3.92	672,371	4.79	3.68	140,066	3.71
4.5-4.87	250,000	5.08	4.84	17,000	4.5
5.0-5.68	215,000	5.85	5.25	-	-

	3,892,199	3.44	2.39	2,559,822	1.65

b.	As of September 30, 2013, there was $2,154 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

c.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of September 30, 2013:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

1,000,000	$3.82	1,000,000	August 2014
11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

1,028,000	$3.77	1,028,000

d.	Dividend distribution:

On February 20, 2013, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $0.15 per common share for a total amount of $5,802 which was paid on February 22, 2013.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share amounts

NOTE 8:	BASIC AND DILUTED NET EARNINGS PER SHARE

	Nine months ended September 30,
	2012	2013

Numerator:

Net income attributed to Sapiens shareholders	8,464	8,183

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	39,771	39,043
Stock options and warrants	1,962	2,254

Denominator for diluted net earnings per share - adjusted weighted average number of shares	41,733	41,297

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 715,709 and 401,673 for the nine months ended September 30, 2012 and 2013, respectively.

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